

Mail Stop 3561

January 8, 2016

Dick Boer
Chief Executive Officer
Royal Ahold
Provincialeweg11
1506 MA Zaandam
The Netherlands

Re: Royal Ahold
Amendment No. 1 to
Draft Registration Statement on Form F-4
Submitted December 31, 2015
CIK No. 0000869425

Dear Mr. Boer:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Management's Discussion and Analysis of Financial Condition…

Key Factors Affecting Results of Operations, page 161

1. We note your response to comment 26. Please disclose that your own-branded products have a higher gross margin than similarly situated third party brands.

Consolidated Financial Statements of Ahold

Notes to the Consolidated Financial Statements

Note 6 – Segment Reporting, page FIN-30

2. We note your response to comment 33. Please revise your footnote to clarify to your investors that the brands or divisions disclosed are operating segments that have been aggregated within your reportable segments. Refer to paragraph 22(a) of IFRS 8.

3. With regards to your Netherlands reportable segment, please explain to us in detail how you determined it was appropriate to aggregate the Albert Heijn, Etos, Gall & Gall and bol.com operating segments. In your response, please address the following:

- Please describe to us in more detail the products and services sold by each of these operating segments. In doing so, clearly indicate the extent to which the same products and services are sold at multiple operating segments. Separately tell us how you determined the nature of these products and services is similar.

- Please describe to us in more detail the nature of the production processes for each of these operating segments. Separately tell us how you determined the nature of these production processes is similar.

- Please describe to us in more detail the type or class of customer for the products and services of each of these operating segments. Separately tell us how you determined the type or class of customer is similar.

- Please describe to us in more detail the methods used to distribute each operating segment's products or provide its services. Separately tell us how you determined each method of distribution was similar.

- Please describe to us in more detail the nature of the regulatory environment for each operating segment. To the extent that these operating segments sell differing types of products and services, clearly indicate the extent to which the regulatory environment differs between these operating segments due to the differing types of products. Separately tell us how you determined the regulatory environment for each of these operating segments is similar.

- Please tell us the extent to which you separately discuss these operating segments with investors and analysts when explaining the results of your company. Also tell us the extent to which investors and analysts ask questions that are specific to these operating segments.

- Please explain to us why your CODM has structured your business such that he reviews discrete financial information for each of these operating segments, but he does not think investors would find the same disaggregated presentation relevant or useful in their investment decision.

4. Please tell us where you have provided the disclosure required by paragraph 22(b) of IFRS 8. We note your disclosure in Note 7; however, this appears to present revenue by type of customer (retail, online, franchisees) rather than presenting revenue by type of product and service. We would generally expect to see categories of products such as perishable goods, non-perishable goods, pharmacy, fuel and any other categories representing distinct types of products that comprise significant portions of your revenues.

Exhibit 5

5. We note that your counsel limits reliance on its legal opinion to the board of Ahold. Please be aware that it is not appropriate to limit reliance by any person on legal opinions filed in connection with registered offerings of securities. We will not object if the opinion is limited as to its purpose, such as for use in connection with the registration statement. Accordingly, please have your counsel revise its legal opinion to remove the limitation on reliance. Please see Staff Legal Bulletin No. 19.

6. We note counsel's use of the term "allot" in its opinion. Please tell us whether "allot" differs from "issued." If these terms are being used synonymously, please make this fact clear in the opinion. If these terms are not being used synonymously, please tell us how counsel's opinion complies with Section II.B.1.c of Staff Legal Bulletin No. 19.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products